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                                                March 20, 2006

VIA Edgar and Email

Linda B. Stirling
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Quaker  Investment  Trust (File Nos.  033-38074 and 811-6260) -
     Response to SEC Comments on Preliminary Proxy Statements

Dear Ms. Stirling:

I am  responding to your  comments,  provided via telephone to me related to the two preliminary  proxy statement  filings made by Quaker  Investment  Trust (the
"Trust") on Schedule 14A on March 10, 2006. As you know, a separate  preliminary proxy  statement was filed for use in  soliciting  the vote of  shareholders  to approve the liquidation of the Quaker Fixed Income Fund and the Quaker Small-Cap
Trend  Fund  (each,  a  "Fund").  Please  note that the  changes  to  disclosure indicated below will be made in the definitive  proxy  statements to be filed by the Trust related to these matters.  Your comment and our response to it are set forth below.

In connection with our response to your comment,  we  acknowledge,  on behalf of the Trust and each Fund, that:

     o    Each  Fund  is  responsible  for  the  adequacy  and  accuracy  of the disclosure in the filing;

     o    Staff  comments or changes to disclosure in response to staff comments in the filing  reviewed by the staff do not foreclose  the  Commission from taking any action with respect to the filing; and

     o    Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Linda B. Stirling
March 20, 2006

Comment:  Please include the disclosure required by Item 6(d) of Schedule 14A in the proxy statement for each Fund.

Response:  We  have  added  disclosure  to  Exhibit  C in the  respective  proxy statement as follows to address your comment:

For the Quaker Fixed Income Fund:

"As of February 28,  2006,  all Trustees and Officers of the Quaker Fixed Income
Fund as a group  owned  beneficially  or of record less than 1% of each Class of the Quaker Fixed Income Fund."

For the Quaker Small-Cap Trend Fund:

"As of February  28, 2006,  all  Trustees  and Officers of the Quaker  Small-Cap
Trend Fund as a group owned beneficially or of record less than 1% of each Class of the Quaker  Small-Cap  Trend Fund  except as  follows:  90.08% of the Class I shares."

                                      * * *

Should you have any  questions or concerns  regarding  any of the above,  please contact me at (202) 419-8417.

                                         Best Regards,

                                         /s/  Prufesh R. Modhera

                                         Prufesh R. Modhera, Esq.

cc:   Tim Richards
      Alan Gedrich
      Chris Zimmerman